December 31, 2010

Earnings Emerge as Correlation Contracts

Correlation was the big story for the first three quarters of 2010. A macro-minded market fed a tendency for stock prices to move as a group, a trend that became especially pronounced when concerns spiked about things such as the European debt crisis. The resulting lack of interest in company-level detail created tough conditions for stock pickers.
While correlation was a noteworthy topic again toward the end of the year, the reason why changed. On an absolute basis, correlation among the companies in the S&P 500 Index fell more in the three months through December 27 than any other three-month period in more than 12 years. Dropping by roughly one-third during the quarter, correlation marked its low for the year in late December, based on trailing three-month correlation data compiled by J.P. Morgan.
Our investment approach is not at the mercy of correlation. In fact, even though it declined, correlation remained elevated by historical standards during what was a rewarding quarter for our strategy. Still, we’re encouraged that a significant challenge appears to be dissipating as 2011 begins.
A decline in correlation tells us investors are currently moving away from the exaggerated focus on macro factors that led to an extreme, all-or-nothing attitude toward stocks over much of the past two years. With investors less distracted by big macro matters, the economy’s underlying trends are garnering more attention.
Another level down, where individual companies either make the most of or mishandle related opportunities, we’re finding a level of earnings potential that could bode well for the year ahead. Based on consensus estimates, the typical company held in the portfolios we manage is expected to grow earnings 26 percent in 2011, or about twice the average growth rate of the companies in the S&P 500 Index.
A modestly improving economic backdrop, attractive financing rates and depressed year-ago comparisons are contributing to notable growth in auto sales. Necessity is another factor helping stoke demand for new cars, with the average age of light vehicles on the road in the U.S. hitting 10.3 years, as of June 30, 2010, according to a report by Soleil Securities.
Information compiled by Motor Intelligence shows automakers sold light vehicles in the U.S. at a seasonally adjusted rate representing an annual total of more than 12 million units in November, a 13 percent increase from the year-ago period. During that same time, car manufacturers showed a commitment to responding to consumer demand regarding safety. The Insurance Institute for Highway Safety in December awarded “Top Safety Pick” to 66 vehicles from the 2011 model year, up from the 27 that won the highest safety honor for 2010.

Auto Sales Accelerate

U.S. light vehicle retail sales, 11/09 – 11/10, seasonally adjusted annual rate.
Source: Motor Intelligence

Revived demand for cars in general and growing demand for vehicle-safety features in particular form a winning combination for TRW Automotive (page 5). Having cut costs dramatically during the recession while maintaining a product portfolio on the cutting edge of vehicle safety, the auto supplier finds itself well positioned to profit in the automotive upturn.
From positive trends in car sales to signs of life in corporate spending, there are reasons for optimism regarding the overall business climate. On the individual-company level, EnerSys (page 4) is one of those reasons. EnerSys makes industrial batteries, including batteries used to power warehouse equipment such as forklifts and continuous-power backup units for utilities.
As a percentage of GDP, fixed investment in the kind of equipment that runs the industrial economy hit a multi-decade low at mid-year 2009, coinciding with a multiyear low in quarterly earnings per share for EnerSys in the three months ended June 30 that year. The company’s quarterly earnings have increased sequentially in each quarter since.

Spending on industrial equipment looks to be on the rise, and we expect it to continue as companies move from the restocking mode that marked much of 2010 to responding to end demand in 2011. EnerSys’s financial condition and product offerings position the company to continue to win market share.
Innovation is always an important characteristic among the companies we isolate, which makes MetroPCS (page 4) a good holding for us. The company became an innovative wireless service provider with a simple pitch: unlimited, straightforward wireless service for a flat rate with no contract. MetroPCS has attracted roughly eight million subscribers with its no-nonsense approach, mostly concentrated in metropolitan areas where its coverage is strongest.
Now MetroPCS is moving into new territory – not just for the company, but for the wireless market. The company was the first to launch 4G service, the industry’s latest wireless standard. The city-by-city rollout should position MetroPCS for continued growth through upgrades to smartphone plans among existing customers and a migration of price-sensitive customers that previously avoided the company due to its lack of smartphone options.
Germany, a big market for solar energy, caused consternation among investors in solar companies when the country announced it would reduce subsidies it offered its citizens for adopting solar technology. Solar stocks have stalled somewhat since, but we believe Power-One (page 5) deserves to stand out.
Power-One makes inverters used to convert solar and wind energy into AC power used for residential electricity. Given the superior versatility of its inverters versus competing products and its positioning in lucrative renewable energy markets such as Italy, China and the U.S., we believe Power-One can continue to outperform on the earnings front despite the changes in the German market.
Fossil fuels represent a more pronounced theme in the portfolios we manage, with larger service providers representing the most significant part of our energy commitment. Whether it’s oil from deep water or natural gas from shale formations, the equipment and know-how to facilitate extraction and improve yields are increasingly sought after. On the production front, certain companies previously focused on extracting natural gas from domestic shale formations are improving their earnings outlooks by going after pockets of oil in their fields now that oil prices make the pursuit economically attractive.
The 2010 corn crop is expected to represent the third largest in U.S. history when the U.S.D.A. issues its final tally in January. Soybeans should set a new all-time record for the third year in a row. Still, commodity prices show that supply isn’t keeping up with demand in a range of staple crops. For example, prices for corn, cotton, soybean and wheat increased 57, 92, 31 and 90 percent, respectively, from the start of 2010 through December 31.
Those whopping price increases represent equally sizable incentive for farmers to plant more. Based on a survey of large-scale farmers by the trade publication Farm Futures, corn acreage in 2011 should reach its second highest level since World War II, soybean should set another record and wheat should rebound soundly from a down year caused by wet conditions. It wasn’t covered in the survey, but we think it’s safe to say cotton might also jockey for some extra acreage with cotton prices near their highest since the Civil War.

Agricultural Commodity Prices Blossom in 2010

*12/31/09 -12/31/10
Source: Thomson Baseline

Not surprisingly, we’re isolating above-average earnings strength in agriculture-related areas. Fertilizer producers, including CF Industries Holdings, The Mosaic Co. and Potash Corp. of Saskatchewan, are a significant reason that we have an overweight position in the materials sector at the start of 2011. We believe these companies are particularly well positioned to benefit from global demand to increase agricultural yields.
Firm-wide, technology holdings comprise the largest percentage of assets. Holdings from the consumer discretionary and materials sectors represent the next most significant commitments. The portfolios we manage currently have limited exposure to the financial and health care sectors.
Thanks for your continued confidence. Your entire Friess team joins me in wishing you a great 2011!

Bill D’Alonzo
Chief Executive Officer

Computing in the Clouds Gains Clout

If you’ve posted a status update to your Facebook page, sent emails through Gmail or used Shutterfly to store your digital pictures, you’ve tapped into the power of cloud computing. As it evolves from a vague buzzword into something that increasingly impacts daily life in practical ways, cloud computing is beginning to benefit businesses with meaningful inroads into the technology.
Cloud computing reflects a changing world where mobile devices, social networking and the proliferation of digital data have taken on new importance. Facilitating these services are faster, more robust public and private Internet networks, which have been dubbed “the cloud.”
When configured in various ways, these networks can handle traditional computing services such as running software, storing files and hosting data centers. For example, a business using cloud computing can add database storage on the fly without purchasing and maintaining a new server.
Similar to the dot-com build out in the 1990s, the infrastructure behind cloud computing is the critical backbone supporting innovative new services. Friess holding Oracle Corp. has spent billions to expand its infrastructure products and build a massive installed customer base. The company recently announced the introduction of Exalogic, a high-end machine that has all the necessary requirements for setting up a cloud platform. Since everything is integrated, performance, maintenance and costs are expected to attract customers.
Rackspace Hosting, also a holding, is the second largest provider of cloud infrastructure as a service. The company’s cloud initiatives include everything from hosting a public social networking website that needs to scale with surges in demand to providing a company with a terabyte of storage through a private army of servers. Another holding, Riverbed Technology, addresses the performance barriers caused by the distance between users and their data in cloud networks by increasing data transfer speed and otherwise optimizing network performance. With reliability another major concern, holding OPNET Technologies provides application specific performance management for virtual environments.
Cloud computing further enables the trend toward consuming video and audio content over the Internet. One of holding Apple’s new products, Apple TV, streams videos from Netflix and programming from various cable networks to televisions. There’s widespread speculation that the 500,000-square-foot data center Apple is constructing in North Carolina is part of the company’s plan for a major push into cloud computing.

New Tax Law Aimed at Private Sector Spending

President Obama in December signed into law a bill that extended reduced tax rates set to expire at the end of 2010 for all Americans. In deciding that tax rates, for now, will stay the same, the government took a new tack in its efforts to boost the economy.
The law, officially known as the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010, represents the government’s latest attempt to stimulate growth. Unlike its predecessors, the Troubled Asset Relief Program of 2008 and the American Recovery and Reinvestment Act of 2009, the law’s provisions are aimed squarely at the private sector through efforts to increase personal income, business-sector spending and job creation.
 Many individuals will see an increase in the amount of income immediately available to them next year because of measures in addition to the extended tax rates. For example, a one-year payroll tax holiday is estimated to inject over $110 billion into the economy in 2011. Under the incentive, Social Security taxes for wage earners will fall 2 percent in 2011, increasing take-home pay.
 The United Auto Workers endorsed the deal, saying, “Working families will likely spend this money in their local communities, creating jobs and stimulating overall growth.” The law also extends unemployment benefits to 13 months and temporarily repeals the phase-out of itemized deductions at certain income levels.
 Among the largest new business incentives are changes to the depreciation deduction allowed for tax purposes. The Act allows for 100 percent bonus depreciation between September 8, 2010 and the end of next year, pulling forward the full tax benefit of purchasing capital equipment and other qualified property that would otherwise have been spread over many years. The hope is to stoke demand for everything from truck engines to software packages. It also renews other temporary business tax incentives such as the tax credit for research and development and the 30 percent cash grants for renewable energy projects.
The massive, government-directed stimulus package unleashed in the wake of the financial crisis clearly encouraged investors, but its lack of distinct direction contributed to speculation in the stock market. We see more reason for optimism in the latest stimulus. Providing incentives to the economy’s biggest engines – consumers and businesses – seems to us to be a more logical way to keep the economy up and running.

EnerSys Inc., ENS

As its industrial customers responded to the global slowdown by scaling down and pulling batteries from idle equipment, EnerSys restructured facilities and focused on maintaining its own financial health. Improved profitability, market share gains and new products now energize the company’s earnings results as industrial activity recovers.
NYSE-listed EnerSys Inc. is the world’s largest manufacturer of lead-acid batteries for industrial applications. The company’s motive batteries are used to power industrial forklifts and other materials handling equipment. Its reserve power batteries are used in telecommunications, utility and military applications that call for an uninterrupted power supply. Revenue reached $1.8 billion in the 12 months through September, representing a 14 percent year-over-year increase.
September-quarter earnings grew 81 percent, exceeding estimates by 14 percent. Revenue jumped 29 percent during the quarter. Results reflected building order volumes as global industrial customers brought production back on-line and telecommunications and utility providers upgraded infrastructure.
Efforts to reduce operating costs and improve low-cost manufacturing processes have pushed operating margins to their best levels since 2001. EnerSys’s profitability also comes at the expense of competitors still reeling from the economic downturn and now facing higher lead costs. EnerSys has gained considerable market share while successfully passing along a high percentage of raw material price increases.
Your team spoke to Chief Executive John Craig regarding demand trends for Thin Plate Pure Lead batteries. EnerSys was recently awarded a multi-year contract with the United States Defense Logistics Agency for these high-margin batteries, which provide better storage and smaller profiles than traditional lead-acid batteries.
Your team bought EnerSys at less than 12 times earnings estimates for the fiscal year ending March 2011. Consensus estimates predict EnerSys will finish that 12-month stretch with 58 percent year-over-year earnings growth.

MetroPCS Communications Inc., PCS

The appeal of unlimited, fixed-priced wireless service with no contract is so great that the offer enabled MetroPCS to build a profitable subscriber base of about eight million in eight years despite asking customers to accept fewer features and more limited coverage than national providers offered. With its fixed price model intact, the company is now building a cutting-edge network in an effort to make that subscriber base even bigger and more lucrative.
NYSE-listed MetroPCS Communications Inc. is the nation’s fifth-largest wireless carrier by number of subscribers. Revenue exceeded $3.9 billion in the 12 months through September, up 14 percent from the previous year.
September-quarter earnings grew 47 percent, exceeding estimates by 19 percent. Current estimates predict MetroPCS will finish 2010 with 52 percent earnings growth, followed by 41 percent in 2011. Best known for its flat-rate, unlimited usage plans that require no contract, MetroPCS raised its technology profile in September when the company became the first mobile operator to offer commercial Long Term Evolution (LTE) service, the latest standard in mobile technology often marketed as 4G. The company launched 4G LTE in nine metropolitan areas by the end of 2010 and plans to continue entering major markets in 2011.
The new network puts MetroPCS squarely into the higher-margin smartphone mix for the first time, creating opportunities for the company to attract a new group of customers and upgrades from existing subscribers. Flat-rate 4G LTE plans will be offered at $55 and $60 per month, which is considerably cheaper than comparable plans from national carriers.
 MetroPCS Chief Executive Roger Linquist told your team he sees great potential in smartphones, where the company’s penetration is just 7 to 15 percent. As smartphone price points decrease, he believes MetroPCS could approach big carrier penetration levels closer to 50 percent.
Your team bought MetroPCS at less than 13 times 2011 earnings estimates.

Power-One Inc., PWER

Germany’s decision to reduce solar-energy-related subsidies doesn’t strike us as the dark cloud some investors believe it to be. Thanks to leading technology and expanding reach in key markets, we believe Power-One is positioned to prove the solar space still has its bright spots.
In two years time, Nasdaq-listed Power-One Inc. has leapfrogged seven of its competitors to become the world’s second largest manufacturer of power inverters for the renewable energy industry. The company’s inverters are used to convert direct current (DC) power from solar cells and wind turbines into the alternating current (AC) power used in residential, commercial and utility-grade electric systems. Revenue reached $823 million in the 12 months through September, representing a 96 percent year-over-year increase.
September-quarter earnings grew to $0.40 per share from a loss of $0.02 a year ago, exceeding the consensus estimate by 74 percent. Revenue increased 214 percent as incredible growth in solar and wind energy markets created strong demand for power inverters.
Power-One’s ability to expand capacity allowed it to meet rising order volumes better than competitors. At the same time, its inverters can harvest power at wider voltage ranges for longer periods of time, making them more versatile than competing products.
Your team spoke with Chief Executive Richard Thompson at a recent solar power conference about opportunities outside of the high-growth German market. Power-One commands a more than 50 percent market share in Italy, which is forecast to be one of the highest growth markets in 2011 for solar installations and inverters. It also has added capacity in other high-growth renewable energy markets, including the U.S. and China.
Wall Street predicts Power-One will finish 2010 with $1.01 per share in earnings versus a $0.02 loss a year ago, followed by 26 percent growth in 2011. Your team bought Power-One at less than 9 times 2011 estimates.

TRW Automotive Holdings Corp., TRW

Now more than ever, safety tops the typical car buyer’s list of desired features, so it’s no accident that business is booming for TRW Automotive. Thanks to a dominant position in the market for vehicle safety supplies, the company’s earnings are accelerating amid resurgent auto sales.
NYSE-listed TRW Automotive Holdings Corp. is among the world’s largest automotive suppliers. The company focuses on safety products ranging from airbags to advanced sensor-based electronic systems that set new standards for safety “intelligence” in the latest cars and trucks. TRW serves more than 40 vehicle manufacturers, including Ford Motor, Mercedes-Benz and Volkswagen. Revenue topped $14 billion in the 12 months through September, up 27 percent from the prior year.
Not long ago TRW was a company in trouble, weighed down by withering demand for autos and a heavy debt burden. In response, TRW eliminated underperforming facilities from its global network and pursued other cost-cutting measures, reducing fixed costs by about one-fifth during the recession. The company now benefits from a lean cost structure and uses net operating losses incurred during those tough times to offset new tax liabilities, freeing up cash to pay down debt.
September-quarter earnings more than doubled, exceeding estimates by 88 percent.
Your team spoke with Chief Financial Officer Joseph Cantie about TRW’s strategy to commit at least 6 percent of sales to research and development. The company strives for continuous innovation to meet the evolving needs of its customers. Regularly refreshing its product offerings helps the company remain the cutting-edge supplier in vehicle safety and maintain healthy profit margins.
Your team bought TRW at just seven times 2010 earnings estimates. Based on the consensus forecast, Wall Street expects TRW to finish 2010 with 488 percent earnings growth.

Brandywine Fund Turns 25

Brandywine Fund, managed by Friess Associates, LLC, celebrated its silver anniversary at the end of 2010. The Fund’s longevity places it in unique company with just 5 percent of 778 funds in Morningstar’s mid-cap growth category having navigated the market for two-and-a-half decades.

With his own Friess Associates tenure spanning three decades, Chief Executive and Chief Investment Officer Bill D’Alonzo shares his unique insights on the Fund’s milestone and the outlook for what’s ahead.

Q: A lot of mutual funds closed during the past quarter century. What is behind Brandywine Fund’s longevity?

A: Consistency in applying our investment strategy was the key to navigating the market over the past 25 years. While fads, manias and the funds designed to capitalize on them came and went, the power of earnings to influence stock prices never went away. Despite stretches when it doesn’t seem to be the case, we continue to believe earnings always matter most in the end.

The number of equity funds in existence doubled in the 1990s in an attempt to capitalize on high flying “new economy” stocks. Most money flowed into Internet-focused funds long after their speculative strategies ran their course. Failure rates for equity funds topped 35 percent during the decade.

Beginning with founder Foster Friess and extending to our current team, Fund Directors and partnership with Affiliated Managers Group, we’ve surrounded ourselves with teammates and partners that we believe are among the industry’s best. As a firm, we never let our focus stray from research. Rather than running ads or pursuing other ways to gather assets, we let the results of our approach speak for themselves in good and bad markets. Investing alongside our shareholders also helps us keep our focus. Brandywine and its two younger siblings represent the largest holdings in the Friess Associates 401(k) plan.

Q: Macro forces have been the overriding influence on stock prices for the better part of two years now. Why should investors believe that fundamentals matter anymore?

A: Stocks move for all kinds of reasons on any given day, but it doesn’t make sense to argue against the long-term appeal of strong earnings growth and clean balance sheets. The longer stock prices move for reasons other than each company’s individual earnings prospects, the more opportunities tend to arise for fundamentals-minded investors. We’ve seen our share of market environments over the past 36 years, and every period marked by an exaggerated macro influence has ended with a return to fundamentals.

Macro indicators send broad signals that can provide general direction, but they aren’t very useful in determining whether company X is a better investment than company Y. Fundamentals are essential tools an investor needs to distinguish among the companies that make up the market, so fundamentals will always matter.

Q: Many people are skeptical about future growth prospects for the U.S. and the global economy. What are your views?

A: Whether it’s the enormous amount of government debt in the U.S. or the structural issues that China will need to confront as its economy grows, there are near- and long-term threats to the pace and stability of growth. But that’s nothing new. We don’t dwell on the issues that, to be honest, no one can predict and, if they could, still would be of limited value to us as investors. For the foreseeable future, we believe U.S. exchanges will continue to host the lion’s share of the most innovative and industrious companies in the world, providing an ample, long-term supply of investment opportunities. Companies with products or services that cater to or even alter the way consumers and businesses allocate their money position themselves to grow and thrive regardless of the backdrop.

Q: Despite spectacular growth in mutual-fund industry offerings, Friess Associates still has less than a handful of services. Why a narrow focus?

A: We decided long ago that we wouldn’t try to be all things to all people and in doing so differentiated ourselves from many big, multi-product fund families. We offer only one service, growth-equity investing, which allows us to dedicate 100 percent of our resources to our area of expertise while avoiding what could be competing interests by offering other services.

Q: What are your core investment beliefs? What sets your investment process apart from the competition?

A: We believe that individual-company earnings ultimately drive stock prices. We seek companies that are growing year-over-year earnings in the neighborhood of 20 percent or more that will beat consensus earnings expectations.

“Companies with products or services that cater to or even alter the way consumers and businesses allocate their money position themselves to grow and thrive regardless of the backdrop.”

We perform exhaustive research to isolate companies experiencing rapid earnings growth that has yet to be fully recognized by the broader investment community. We uncover companies with new products, new market opportunities or some other catalyst that spurs earnings growth. Since we also aim to own companies before their success is fully reflected in their stock prices, we only buy companies that sell at reasonable multiples of earnings estimates. As a result, we’re less prone to getting swept into speculative rallies that sometimes occur absent of underlying fundamentals.

What truly sets us apart is our research intensity. More than two dozen internal research professionals and additional research consultants perform as many as 100 interviews each day with company managements, customers, competitors and suppliers. We maintain one of the deepest research benches in the industry when measured by assets under management, experience, length of time employing our process and our low holdings-per-researcher ratio.

Q: How have your investment team and research process evolved over the past 25 years?

A: Brandywine Fund was originally launched to meet demand from individual investors that wanted to benefit from our research-driven investment services. To retain the nimble nature of our firm’s early days, we decided from the outset to use small teams of researchers to manage smaller pools of money. As we grew, our team structure enabled us to perform exhaustive research on holdings while ensuring a constant supply of new ideas from multiple perspectives.

Also early on, we began logging each research contact we made so that it was available to our entire team. Today, researchers and teams share information with each other in real time, giving us an overall perspective that crosses industries and other borders that constrain competitors.

Stock Picking Pays as Indifference Fades

The strong tendency for stocks and entire industries to move in lock-step based on volatile macro-economic developments was a defining characteristic of 2010. This relationship finally began to unhinge late in the year, with stock prices showing a greater connection to underlying business fundamentals.
In the short run, the market’s extreme focus on hard-to-predict economic forces like the direction of the dollar or Europe’s sovereign debt issues can make picking individual stocks based on fundamentals a frustrating endeavor. Historically, however, these periods set up longer runs where strategies like ours, which were built to exploit differences between companies, have performed well.
Operating based on the motto “never invest in the stock market; invest in individual businesses,” we capitalize on the relationship between earnings performance and stock prices by isolating companies experiencing rapid earnings growth that sell at reasonable multiples of earnings estimates.
All our portfolios are built from the bottom up, meaning that portfolio characteristics from sector weightings to average market capitalizations, are the byproduct of our company-by-company research process. This also means our portfolios don’t bear any predetermined relationship to market indexes.
Materials-related holdings in our flagship Brandywine Fund currently represent more than three times the percent weight they carry in the Russell 3000 Index. At the same time, the Fund’s handful of health care holdings when combined represent just 4 percent of total assets. The benchmark’s current 12 percent weight is being created by nearly 400 companies from the sector.
Industry-level performance also took its performance cues from macro data for the majority of the past 12 months, with alternating good or bad economic news benefiting one group at the expense of another. While we employ limits to reduce risk, our industry and sector weights represent commitments to groups of companies with the best combinations of earnings growth, reasonable multiples and specific growth catalysts.
The driving force behind our strategy is a team of more than two dozen professionals dedicated solely to research. We also enlist the assistance of accounting experts such as the former Treasurer of Compaq Computer and the former CFO of Intimate Brands whose experience on the management side of the equation is invaluable.
Given the depth of our research staff relative to the assets entrusted to us, our researchers can focus on between eight and 12 companies at a time, which affords us the ability to conduct thorough research that is enviable by industry standards. Our Research Team Leaders average 22 years of industry experience, including 15 years with Friess Associates.
While we remain tuned-in to broad economic signals, we’ve found that individual-company fundamentals provide the most discernible path for investors to follow. Companies with solid balance sheets and efficient operations that are generating strong earnings on tangible revenue gains are well positioned to attract more attention as we enter 2011.

Friess Strategy Highlights
●	Rapidly growing companies. Average Friess holding expected to grow earnings 26 percent in 2011.
●	Reasonable price-to-earnings ratios. Current average holding sells at 16 times 2011 estimates.
●	Focus on companies likely to exceed consensus earnings estimates.
●	Emphasis on under-researched, lesser-known companies rather than industry leaders.
●	Intensive and repeated contacts with company managements, competitors, customers and suppliers.
●	Typically require holdings to have three years of earnings history and $3 million in after-tax income.

Performance data quoted represent past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.brandywinefunds.com.

Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.

As of December 31, 2010, TRW Automotive Holdings Corp., EnerSys Inc., MetroPCS Communications Inc., Power-One Inc., Potash Corp. of Saskatchewan Inc., Oracle Corp., Rackspace Hosting Inc., Riverbed Technology Inc. and Apple Inc. represented 2.27, 0.74, 2.13, 0.62, 2.38, 1.61, 0.33, 1.36 and 2.64 percent of Brandywine Fund’s assets. Brandywine Blue Fund held TRW Automotive Holdings Corp., CF Industries Holdings Inc., The Mosaic Co., Oracle Corp. and Apple Inc. at 2.96, 3.64, 2.55, 2.31 and 4.60 percent of assets. Other companies mentioned were not held by either Fund. “Bought” date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date.

Friess Associates, LLC P.O. Box 576 Jackson, WY 83001 (307) 739-9699	Editorial Staff: Chris Aregood and Adam Rieger	Friess Associates of Delaware, LLC P.O. Box 4166 Greenville, DE 19807 (302) 656-3017